December 19, 2013

Standard Metals Processing, Inc.

611 Walnut Street

Gadsden, AL 35901

Re:	Resignation from the Board of Directors

To the Board of Directors of Standard Metals Processing, Inc.:

I hereby resign from the Board of Directors of Standard Metals Processing, Inc. effective immediately. I am resigning for personal reasons and not due to any disagreement with the Company on any matter.

Yours truly,

Alfred A. Rapetti.